UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No ___)*

fuboTV Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

35953D104
(CUSIP Number)

December 16, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	35953D104

1	NAMES OF REPORTING PERSON
Islet Management, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,108,114(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,108,114(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,114(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.44%

12	TYPE OF REPORTING PERSON
IA

_________________________
(1) The amount set forth in each of Rows 5, 7 and 9 is based on 4,033,114, shares of Common Stock (as defined herein), as well as options exercisable for 1,075,000 additional shares of Common Stock held by a fund and an account over which Islet Management, LP exercises investment discretion.

CUSIP Nos.	35953D104

1	NAMES OF REPORTING PERSON
Joseph Samuels

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
5,108,114(2)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
5,108,114(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,108,114(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.44%

12	TYPE OF REPORTING PERSON
IN

_________________________
(2) The amount set forth in each of Rows 6, 8 and 9 is based on 4,033,114, shares of Common Stock (as defined herein), as well as options exercisable for 1,075,000 additional shares of Common Stock held by a fund and an account over which Joseph Samuels, through his positions as Chief Executive Officer and Chief Investment Officer of Islet Management, LP, exercises investment discretion.

CUSIP Nos.	35953D104

Item 1(a).	Name of Issuer:

 fuboTV Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 1330 Avenue of the Americas
New York, NY 10019

Item 2(a).	Name of Person(s) Filing:

This Schedule 13G filing relates to shares of Common Stock, $0.0001 par value per share (the “Common Stock”), of fuboTV Inc., a Florida corporation (the “Issuer”), and certain options pursuant to which shares of Common Stock may be obtained upon exercise.

This Schedule 13G is being filed on behalf of the following persons/entities (collectively, the “Reporting Persons”):

•	Islet Management, LP (“Islet”)
•	Joseph Samuels

Islet acts as investment manager to, and exercises investment discretion with respect to, a fund and a separately managed account that hold the securities of the Issuer described herein (the “Accounts”).

Mr. Samuels is the Chief Executive Officer and Chief Investment Officer of Islet.

This Schedule 13G is jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

590 Madison Avenue, 27th Floor
New York, NY 10022

Item 2(c).	Citizenship:

 Islet is organized in the State of Delaware.
Joseph Samuels is a United States citizen.

Item 2(d).	Title of Class of Securities:

 Common stock, par value $0.0001.

Item 2(e).	CUSIP Number:

 35953D104

CUSIP Nos.	35953D104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

(a)	Amount beneficially owned:

Islet:  5,108,114
Joseph Samuels: 5,108,114

(b)	Percent of Class:

Islet:  7.44%
Joseph Samuels: 7.44%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Islet(3): 5,108,114
Joseph Samuels:  0

(ii)	Shared power to vote or to direct the vote:

Islet:  0
Joseph Samuels(4):  5,108,114

(iii)	Sole power to dispose or to direct the disposition of:

Islet(3): 5,108,114
Joseph Samuels:  0

(iv)	Shared power to dispose or to direct the disposition of:

Islet:  0
Joseph Samuels(4):  5,108,114

_________________________
(3) As investment manager to each of the Accounts, Islet, pursuant to an investment management agreement with each Account, has discretionary investment authority and voting power with respect to the Common Stock, including any Common Stock deliverable pursuant to an options contract, held by each Account. Thus, it could be deemed to have the sole power to vote and dispose or direct the disposition of such Common Stock.

(4) As the Chief Executive Officer and Chief Investment Officer of Islet, Mr. Samuels has the ability to exercise investment discretion over the Accounts. Thus, he could be deemed to share the power to vote and dispose or direct the disposition of the Common Stock, including any Common Stock deliverable pursuant to an options contract, held by each Account.

CUSIP Nos.	35953D104

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP Nos.	35953D104

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2020
ISLET MANAGEMENT, LP

By:	/s/ Pranav Desai
Name:	Pranav Desai
Title:	Chief Financial Officer

JOSEPH SAMUELS

By:	/s/ Joseph Samuels
Name:	Joseph Samuels

Exhibit A

Joint Filing Agreement
We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.
Dated: December 28, 2020

ISLET MANAGEMENT, LP

By:	/s/ Pranav Desai
Name:	Pranav Desai
Title:	Chief Financial Officer

JOSEPH SAMUELS

By:	/s/ Joseph Samuels
Name:	Joseph Samuels